

Mail Stop 3628

November 18, 2009

<u>Via Facsimile and U.S. Mail</u>

Douglas W. Wamsley, Esq.
WebMD Health Corp.
111 Eighth Avenue
New York, NY 10011

> **Re: WebMD Health Corp.**
> **Schedule TO-I**
> **Filed November 10, 2009**
> **File No. 005-81047**

Dear Mr. Wamsley:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO</u>

<u>General</u>

1. We note that you are offering to purchase 10% of the total number of shares outstanding, and that currently, your officers, directors and major shareholders collectively own 56%. Although we note that on page 22 you state that you believe your purchase will not result in the shares becoming eligible for deregistration under the Exchange Act, please advise us, with a view toward revised disclosure, why this tender offer is not the first step in a series of transactions intended or reasonably likely to take WebMD private within the

> meaning of Exchange Act Rule 13e-3. Refer to Q&A No. 4 in SEC Release 34-17719 (April 13, 1981).

Offer to Purchase

2. We note that on pages 3, 11, and 12 you state that you will determine the final prorationing factor "as promptly as practicable" after the expiration date. Please revise or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities "promptly" after the termination or expiration of the offer.

Interest of Directors and Executive Officers…, page 16

3. We note that directors and executive officers are entitled to participate in the offer. Please revise to state whether any securities are to be purchased from any officer, director or affiliate and describe the details of each transaction. Refer to Item 4 of Schedule TO and corresponding Item 1004(b) of Regulation M-A.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Creighton Condon, Esq.
       Robert Katz, Esq.
       Shearman & Sterling LLP